UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: X Exchange-Traded Funds, Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
X Exchange-Traded Funds, Inc.
420 Lexington Avenue, Suite 2550
New York, New York 10170
Telephone Number (including area code):
(212) 986-7900
Name and address of agent for service of process:
David W. Jaffin
X Exchange-Traded Funds, Inc.
420 Lexington Avenue, Suite 2550
New York, New York 10170
With copies of Notices and Communications to:
Michael R. Rosella, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
YES ☑ NO ☐

SIGNATURE
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 3rd day of October 2008.
[SEAL]

X Exchange-Traded Funds, Inc. (REGISTRANT)
By:	/s/ David W. Jaffin
David W. Jaffin
(President and Director)

Attest:	/s/ James J. McCluskey

James J. McCluskey
(Secretary and Treasurer)